September 27, 2013

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Western Refining Logistics, LP
Registration Statement on Form S-1
Filed July 25, 2013
File No. 333-190135

Ladies and Gentlemen:

Set forth below are the responses of Western Refining Logistics, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2013, with respect to Registration Statement on Form S-1, File No. 333-190135, filed with the Commission on July 25, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Registration Statement on Form S-1

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments.

RESPONSE: We acknowledge the Staff’s comment and have filed as exhibits to Amendment No. 2 all omitted exhibits and material contracts, other than the Form of Underwriting Agreement and the Form of Revolving Credit Facility, which we intend to file as Exhibit 1.1 and Exhibit 10.1, respectively, once a form of each such agreement has been finalized among the Partnership and the other parties thereto. We have also updated the disclosure in Amendment No. 2 as necessary to reflect the terms of the agreements filed as exhibits to Amendment No. 2.

Securities and Exchange Commission

2.	We have received your application for confidential treatment of portions of Exhibits 10.5 and 10.6. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until any issues relating to the confidential treatment application have been resolved.

RESPONSE: We acknowledge the Staff’s comment. On September 19, 2013, we submitted to the Staff an amended application for confidential treatment for portions of Exhibits 10.5 and 10.6, incorporating the Staff’s comment on the initial application.

3.	We note your statement on page 14 that you will have sufficient available cash to pay the minimum quarterly distribution on all of your common units and subordinated units for each quarter in the twelve months ending September 30, 2014. Please reconcile this with your added disclosure on page 66 that during the three-month period ending March 31, 2014, Western is scheduled to conduct a planned maintenance turnaround at its El Paso Refinery and as such, you may not have enough cash available to allow you to pay cash distributions at the minimum quarterly distribution rate on all of your units. Provide similar disclosure regarding the El Paso Refinery planned maintenance in other applicable places in your document, such as in the risk factor entitled “We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses…”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosures on pages 14 and 23 of Amendment No. 2 as requested.

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Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

WESTERN REFINING LOGISTICS, LP

By:	Western Refining Logistics GP, LLC, its general partner

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.
Alan Beck, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
M. Breen Haire, Baker Botts L.L.P.